March 24, 2020

Andrew J. Ritter
Chief Executive Officer
Ritter Pharmaceuticals, Inc.
1880 Century Park East, Suite 1000
Los Angeles, CA 90067

       Re: Ritter Pharmaceuticals, Inc.
           Amendment No. 1 to Registration Statement on Form S-4
           Filed March 13, 2020
           File No. 333-236235

Dear Mr. Ritter:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 28, 2020 letter.

Amendment No. 1 to Registration Statement on Form S-4

Background of the Transaction, page 93

1. We note your revised disclosure in response to our prior comment 3 and reissue in part.
       Please disclose which members of the Board were consulted to determine which candidates would receive an initial draft of the letter of intent. ALAN (AS1411-GNP), page 170

2. We note your response to our prior comment 14. Please revise the discussion of the royalty term for the ULRF agreement to disclose when the last to expire of the licensed patents is currently expected to expire. We note your revised disclosure that the ACT
       License Agreement terminates on November 26, 2033, unless earlier terminated under
 Andrew J. Ritter
FirstName LastNameAndrew J. Ritter
Ritter Pharmaceuticals, Inc.
Comapany2020
March 24, NameRitter Pharmaceuticals, Inc.
March 24, 2020 Page 2
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FirstName LastName
         certain circumstances. Please clarify whether the royalty term under this agreement has the same duration.
Regulatory Strategy, page 171

3. We note your revised disclosure in response to our prior comment 16 that accelerated
         FDA approval is often granted prior to completion of a randomized Phase 3 trial if a new drug produces no safety signals of great concern and if a validated biomarker for patient selection has been established and is readily available. Please substantiate this statement.
Intellectual Property, page 173

4. We note that there are several patents which expire during 2020 and 2021. Please disclose any material consequences to your business, as applicable, if the patents expire in accordance with the current expiration dates.
Unaudited Pro Forma Condensed Combined Financial Statements
Notes to the Unaudited Pro Forma Condensed Combined Financial Information
Note 3: Pro forma adjustments, page 214

5. We have reviewed your response to prior comment 22 and your revised disclosure in adjustment (e). Please explain to us how you determined that the Ritter Series Alpha preferred stock should not be accounted for as a liability under ASC 480, nor classified as temporary equity.
6. In addition, you refer to a 5% commitment fee in adjustment (e), but you disclose
         162,424,242 common shares on the cover page and 162,340,584 common shares on page
         232 as it relates to the conversion of the Series Alpha preferred stock. Please revise to clearly explain how these common share numbers relate to the 5% equivalent.
7. Please revise adjustment (e) to provide more details of the 1% common stock warrant.
         For example, disclose how and when the warrant strike price will be determined. Provide an estimated range of the fair value of the warrant. Disclose whether there will be a one time expense for the issuance and the reason it is not necessary to reflect the expense in the pro forma statements of operations as it is non-recurring.
8. We have reviewed your response to prior comment 25 and the revised disclosure in adjustment (j). Please expand your disclosure, in tabular form, to quantify the number of shares that are excluded from pro forma diluted weighted average number of shares as their effect would be antidilutive. Also, provide on a separate line item of your pro forma weighted average shares table the 1,090,416 shares disclosed in adjustment (h).
9. We have reviewed your response to prior comment 26 and the revised disclosure in adjustment (h). Please clarify your disclosure to indicate that the amounts will be recorded as non-employee compensation in the period of the merger, as indicated in your response, and that the cost is not reflected in the pro forma statements of operations as it is nonrecurring.
 Andrew J. Ritter
FirstName LastNameAndrew J. Ritter
Ritter Pharmaceuticals, Inc.
Comapany2020
March 24, NameRitter Pharmaceuticals, Inc.
Page 3
March 24, 2020 Page 3
FirstName LastName
Ritter Series Alpha Preferred Stock, page 216

10. Please disclose the "equity conditions" covenants, as referred to under Liquidation
         Preference.
11. Please revise your disclosure to more clearly describe how the number of common shares to be issued will be determined upon conversion of Ritter Series Alpha preferred stock.
Annual Financial Statements of Qualigen, Inc.
Independent Auditor's Report, page F-36

12. Please have your auditor provide a revised report complying with AS 3101 regarding the format of audit reports and that confirms that their audit was performed in compliance with PCAOB standards.
Notes to Financial Statements
General, page F-42

13. We have reviewed your response to prior comment 34 and the notes to the financial statements, but we have not identified any revised disclosure responsive to the prior comment. Please revise as necessary and clarify where you have provided the entity-wide disclosures required by ASC 280-10-50-40 through 50-42.
1. Organization and Summary of Significant Accounting Policies
Net Product Sales, page F-45

14. We have reviewed your response to prior comment 35 and note that you simply removed the references to distributor allowances rather than describing them as requested. Please clarify for us the basis for this revision. Confirm if true that you have not had any distributor allowances, or revise as previously requested to describe them.
Research and Licenses, page F-45

15. We have reviewed your response to prior comment 39 and do not note revised disclosure responsive to the comment. Please revise your disclosure to address how you account for research revenue when there is a possibility of contingent payments related to unsuccessful research and development activities, as referred to on page F-46 of your prior filing.
5. Equipment held for Lease, net, page F-50

16. We note your response to prior comment 41 and your determination that none of your arrangements meet the criteria for classification as a sales-type lease. Please explain to us in further detail how you considered ASC 840-10-25-1(c). In this regard, we note on page
         F-44 that your agreements are generally three years and the useful life of your medical equipment is three to five years. As part of your response, tell us the useful life you use for purposes of ASC 840, and explain to us in further detail how you determined this
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March 24, 2020
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       useful life. Explain to us how your product is used after it is returned to you in support of any useful life of greater than three years.
12. Research and License Agreements, page F-54

17. We have reviewed your response to prior comment 45, but do not note any revised disclosure responsive to the comment. We reissue the prior comment. Clarify your disclosure to more clearly identify the party that is providing the $7.2 million in future financing and the party that is receiving the financing, and the amount that has been provided to date. In addition, revise to clarify why you you became liable to refund
       $500,000 and owe an additional $390,000 to Sekisui, as disclosed in Note 16 on page F-
       65.
18. We have reviewed your response to prior comment 43 and we do not note any revised disclosure to address your prior reference to a contingent payment. In this regard, it appears that there is no more reference to the contingent payment. If true, confirm to us that no such contingent payment obligation exists. Please explain to us details regarding the contingent payments related to the partnership with Sekisui and also explain to us the basis for any disclosure that is provided or not provided in the filing regarding these contingent payments.
       You may contact Michael Fay at 202-551-3812 or Kevin Vaughn at 202-551-3494 if you
have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at 202-551-3798 or Celeste Murphy at 202-551-3257 with any other questions.



                                                              Sincerely,
FirstName LastNameAndrew J. Ritter
                                                              Division of
Corporation Finance
Comapany NameRitter Pharmaceuticals, Inc.
                                                              Office of Life
Sciences
March 24, 2020 Page 4
cc:       Wendy Grasso, Esq.
FirstName LastName